                                                Exhibit 20
                     LETTER TO OUR STOCKHOLDERS

November 10, 1994

Dear Stockholder:

Our results for the first quarter of fiscal 1995 represent a noticeable improvement over the same period the prior year, which was severely weakened by the effects of record rain and floods.
Net income for this year's first quarter, which ended September 30, was $2,756,000, or $0.28 per share on sales of $45,984,000. Net income for the first quarter of fiscal 1994 was $1,093,000, or $0.11 per share on sales of $39,162,000.

Unit sales of all of our principal products were up compared to first quarter volumes a year ago. The improved earnings were realized despite decreased efficiencies associated with the start-up of new equipment at our Pekin, Illinois plant, increased foreign competition and higher per bushel costs for grain.

The decreased efficiencies, which we continue to experience in the current quarter, are a short-term consequence of expansion projects that will strengthen our long-term growth capabilities. These projects involve doubling our total alcohol production capacity by January, 1995, and increasing our total wheat gluten capacity by 40% and our total wheat starch capacity by 70% by the spring of 1995.

While our gluten production was up compared to a year ago, marketing opportunities were tightened by the presence of increased imports from Europe. To retain market share and prove to our customers that we are their reliable supplier, we remained competitive despite being squeezed by higher wheat costs.
Meanwhile, wheat starch production also increased due principally to a steady rise in unit sales of our modified varieties.

Unit sales of alcohol products climbed above last year's first quarter level, principally as the result of increased demand for food grade alcohol in beverage applications. Fuel grade alcohol unit sales rose slightly above the same period a year ago.

The Environmental Protection Agency and members of the petroleum industry are currently engaged in litigation over the legality of a recently adopted EPA addition to its Reformulated Gasoline Rules
(RFG). The addition would require refiners to use certain amounts of renewable oxygenates such as grain-based ethanol in reformulated gasoline in the nine smoggiest metropolitan areas in the country. The court has temporarily stayed implementation of the additional rule to permit the issues to be briefed and orally argued by the parties. Although the court set an expedited schedule requiring that final briefs be submitted by January 12, 1995, it is uncertain as to when or if the stay will be lifted.

Whether or not the additional rule is upheld by the courts, we believe that the overall effect of the RFG rules will be to increase demand for ethanol and that we will continue to have opportunities to market the increased fuel alcohol production from our distillery expansion in Pekin.

Additionally, as I have emphasized on numerous occasions, a very significant reason for the distillery expansion is that it allows us to grow in our other principal product areas. Because our processes are integrated, gluten and starch capacities could not be increased without also increasing our alcohol capacity.

When the current expansion projects are completed at Pekin and the new capacities are increasingly utilized, we expect our efficiencies will steadily improve and allow us to become an even stronger producer long-term.

As previously announced, a dividend of $0.125 per share was declared and is payable November 10, 1994 to stockholders of record October 27, 1994.

Sincerely,


/s/ Ladd M. Seaberg
Ladd M. Seaberg
President and CEO